PRESS RELEASE

Klondex Completes $16.1 Million Bought Deal Public Offering of Common Shares

NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

Vancouver, BC – July 30, 2014 - Klondex Mines Ltd. (TSX: KDX; OTCQX: KLNDF) ("Klondex" or the "Company") is pleased to announce that it has completed a previously announced bought deal public offering of 8,050,000 common shares (the "Common Shares") at a price of $2.00 per Common Share for aggregate gross proceeds of $16.1 million (the "Offering") through a syndicate of underwriters led by GMP Securities L.P. and including RBC Dominion Securities Inc., M Partners Inc., Industrial Alliance Securities Inc., Dundee Securities Ltd. and Mackie Research Capital Corporation (collectively, the "Underwriters"). The Offering included the issue of 1,050,000 Common Shares at the offering price upon the exercise of the over-allotment option granted by the Company to the Underwriters under the Offering, which was fully exercised.

The Company plans to use the net proceeds from the Offering towards accelerated exploration and development at the Company's Midas Mine, and exploration and development at its Fire Creek gold project.

About Klondex Mines Ltd. (www.klondexmines.com)
Klondex is focused on the exploration, development and production of its two high quality gold and silver projects in the mining-friendly jurisdiction of north central Nevada. The 1200 tpd milling facility is processing mineralized materials from the Midas Mine and the Fire Creek Project. Midas is fully-permitted and has been producing gold and silver since 1998. Fire Creek is located ~100 miles south of Midas and is operating an ongoing bulk sampling program that began in 2013 and is in the process of obtaining the full mining permit. All major infrastructure is in place at Fire Creek.

For More Information
Klondex Mines Ltd.
Paul Huet
President & CEO
775-284-5757
investors@klondexmines.com

Alison Tullis
Manager, Investor Relations
647-233-4348
atullis@klondexmines.com

Cautionary Note Regarding Forward-looking Information
This news release contains certain information that may constitute forward-looking information under applicable Canadian securities legislation. This forward-looking information entails various risks and uncertainties that are based on current expectations, and actual results may differ materially from those contained in such information. These uncertainties and risks include, but are not limited to, the Company's expected use of proceeds from the Offering, the strength of the global economy; the price of gold; operational, funding and liquidity risks; the degree to which mineral resource estimates are reflective of actual mineral resources; the degree to which factors which would make a mineral deposit commercially viable are present; the risks and hazards associated with underground operations; and the ability of Klondex to fund its substantial capital requirements and operations. Risks and uncertainties about the Company’s business are more fully discussed in the Company’ s disclosure materials filed with the securities regulatory authorities in Canada and available at www.sedar.com. Readers are urged to read these materials. Klondex assumes no obligation to update any forward-looking information or to update the reasons why actual results could differ from such information unless required by law.

Suite 304, 595 Howe Street, Vancouver, BC, V6C 2T5 | Telephone +1 604.662.3902	www.klondexmines.com